SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Armstrong World Industries, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

04247X102
(CUSIP Number)

Ronald Cami
Vice President
TPG Global, LLC
301 Commerce Street, Suite 3300
Fort Worth, TX 76102
(817) 871-4000

Copy to:
Victor Lewkow
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York City, NY 10006
(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 14, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 17 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04247X102	13D	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,270,500 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,305,429 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,270,500 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 54.9%*
14	TYPE OF REPORTING PERSON (see instructions) CO
*

This calculation is based on 58,822,531 shares of Issuer Common Stock outstanding as of October 23, 2012, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, which was filed with the Securities and Exchange Commission (the “SEC”) on October 29, 2012.

CUSIP No. 04247X102	13D	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,270,500 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,305,429 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,270,500 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 54.9%*
14	TYPE OF REPORTING PERSON (see instructions) IN
*

This calculation is based on 58,822,531 shares of Issuer Common Stock outstanding as of October 23, 2012, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, which was filed with the SEC on October 29, 2012.

CUSIP No. 04247X102	13D	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 32,270,500 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,305,429 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,270,500 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 54.9%*
14	TYPE OF REPORTING PERSON (see instructions) IN
*

This calculation is based on 58,822,531 shares of Issuer Common Stock outstanding as of October 23, 2012, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, which was filed with the SEC on October 29, 2012.

This Amendment No. 3 (this “Amendment No. 3”) to Schedule 13D amends and restates in its entirety the statement on Schedule 13D filed by the Reporting Persons on August 11, 2009, as amended by Amendment No. 1 filed on September 3, 2009 and Amendment No. 2 filed on April 1, 2010 (as so amended, the “Original Schedule 13D,” and, as further amended by this Amendment No. 3, the “Schedule 13D”) relating to the shares of common stock, par value $0.01 per share (“Issuer Common Stock”), of Armstrong World Industries, Inc., a Pennsylvania corporation (“AWI” or the “Issuer”).

Item 1.                 Security and Issuer.

This Schedule 13D relates to the Issuer Common Stock.  The address of the principal executive office of the Issuer is P.O. Box 3001, Lancaster, Pennsylvania 17604.

Item 2.                 Identity and Background.

The Schedule 13D is being filed jointly on behalf of the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):  TPG Advisors VI, Inc., a Delaware corporation (“Advisors VI” and, collectively with its affiliates, “TPG”), David Bonderman and James G. Coulter.  The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Advisors VI is the general partner of Armor TPG Holdings, L.P., a Delaware limited partnership (including Armor TPG Holdings, LLC, which converted from a Delaware limited liability company into the Delaware limited partnership on October 3, 2012, “Armor”), which directly holds 6,305,429 shares of Issuer Common Stock (the “Armor Shares”).  Because of the relationship between Advisors VI and Armor, Advisors VI may be deemed to beneficially own the Armor Shares.

Armor and The Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust, a Delaware trust (the “Trust”), entered into the Shareholders’ Agreement (as defined in Item 4 below).  Because of the relationship between Armor and the Trust, Advisor VI may also be deemed to have beneficial ownership over 25,965,071 shares of Issuer Common Stock directly held by the Trust (the “Trust Shares” and, together with the Armor Shares, the “Shares”), which are subject to the Shareholders’ Agreement.

Messrs. Bonderman and Coulter are the directors, officers and sole stockholders of Advisors VI.  Because of the relationship of Messrs. Bonderman and Coulter to Advisors VI, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the Shares.  Messrs. Bonderman and Coulter disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

The principal business of Advisors VI is serving as the sole ultimate general partner, managing member or similar entity of related entities (including Armor) engaged in making investments in securities of public and private companies.

The present principal occupation of David Bonderman is Chairman of the Board and President Advisors VI and officer, director or manager of other affiliated entities.

The present principal occupation of James G. Coulter is director and Senior Vice President of Advisors VI and officer, director or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Advisors VI are listed on Schedule I hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

Page 6 of 17 Pages

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the past five years, none of the Reporting Persons (or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                 Source and Amount of Funds or Other Consideration.

TPG Partners V, L.P., a Delaware limited partnership (“TPG Partners V”), TPG Partners VI, L.P., a Delaware limited partnership (“TPG Partners VI” and together with TPG Partners V, the “TPG Partners”), and the Trust entered into a Purchase and Sale Agreement, dated as of August 10, 2009, attached hereto as Exhibit 2 (the “Purchase and Sale Agreement”), pursuant to which the TPG Partners agreed to (i) purchase 7,000,000 shares of Issuer Common Stock (the “Initial Shares”) at a price of $22.31 per share in cash (the “Per Share Price”) and (ii) simultaneously with the purchase and sale of the Initial Shares, enter into with the Trust (x) a Prepaid Share Forward Confirmation (the “Confirmation”), substantially in the form attached as Exhibit B to the Purchase and Sale Agreement, pursuant to which the TPG Partners would purchase from the Trust the economic interest in the equivalent of an additional 1,039,777 shares of Issuer Common Stock (the “Initial Interests” and together with the Initial Shares, the “Initial Investment”) at the Per Share Price, subject to the ISDA 2002 Master Agreement and the collateral annex referred to therein, to be cash-settled on the third currency business day following the 20th scheduled trading day beginning on November 4, 2013, with an option of the Trust to physically settle at its election and (y) the collateral annex (the “Collateral Annex”) referred to in the Confirmation, substantially in the form attached as Exhibit C to the Purchase and Sale Agreement, pursuant to which the Trust would pledge 1,039,777 shares of Issuer Common Stock as collateral for its obligations under the Confirmation.  As contemplated by the Purchase and Sale Agreement and as previously disclosed, the TPG Partners intended to assign their rights to purchase the Initial Investment to a newly established subsidiary of the TPG Partners.

On August 28, 2009 (the “Closing Date”), the TPG Partners assigned to Armor, and Armor assumed, the rights and obligations of the TPG Partners under the Purchase and Sale Agreement, including the right to purchase the Initial Shares and enter into the Confirmation and related agreements, including the Collateral Annex, with respect to the purchase of the Initial Interests.  Thereafter, on the Closing Date, Armor purchased from the Trust the Initial Shares at the Per Share Price pursuant to the Purchase and Sale Agreement and entered into the Confirmation, attached hereto as Exhibit 7, and the Collateral Annex, attached hereto as Exhibit 8, with respect to the purchase of the Initial Interests.  The aggregate consideration for the purchase of the Initial Shares and the Initial Interests was approximately $180 million in cash.  The funds required for the purchase of the Initial Investment were provided by the TPG Partners, which obtained such funds from equity contributions of the limited partners of the TPG Partners.

With respect to the Tender Offer (as defined in Item 4 below) commenced by Armor on September 3, 2009 and completed on October 2, 2009, the purchase price for the 1,892 shares of Issuer Common Stock acquired by Armor pursuant to the terms of the Tender Offer was funded by the TPG Partners, utilizing equity contributions from the limited partners of the TPG Partners.

With respect to the 2011 Forward Transactions (as defined in Item 4 below), the purchase price for the 487,128 shares of Issuer Common Stock was funded by the TPG Partners, utilizing equity contributions from the limited partners of the TPG Partners.

Any future purchase by Armor of additional shares of Issuer Common Stock acquired by Armor, as described under the heading “Additional Purchases” in Item 4 below, will also be funded by the TPG Partners, utilizing equity contributions from the limited partners of Armor.

Page 7 of 17 Pages

References to and descriptions of the Purchase and Sale Agreement, the Confirmation and the Collateral Annex set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Purchase and Sale Agreement attached hereto as Exhibit 2, the Confirmation attached hereto as Exhibit 7 and the Collateral Annex attached hereto as Exhibit 8, and each is incorporated herein by this reference.

Item 4.                 Purpose of Transaction.

The information set forth or incorporated in Items 3 and 6 is incorporated herein by this reference.

Tender Offer

Under the Purchase and Sale Agreement, the TPG Partners agreed to commence a tender offer (the “Tender Offer”) at the Per Share Price consistent with the requirements of Article Sixth (H)(iii) of AWI’s Amended and Restated Articles of Incorporation (the “Charter”).  Under such provision of the Charter, upon the transfer by the Trust of more than 5% of the total outstanding shares of Issuer Common Stock, the purchaser of such shares shall offer to purchase at least that number of shares of Issuer Common Stock held by other holders of Issuer Common Stock equal to the product of (i) the total number of shares of Issuer Common Stock held by other holders of Issuer Common Stock and (ii) a fraction, the numerator of which is the number of shares of Issuer Common Stock acquired from the Trust and the denominator of which is the total number of shares of Issuer Common Stock held by the Trust prior to the transfer, for the same type and amount of consideration per share as paid to the Trust.  TPG intended to make the Tender Offer for 4,435,935 shares of Issuer Common Stock.  The Trust agreed not to tender any shares pursuant to the Tender Offer.

The Tender Offer was commenced on September 3, 2009, on which date Armor filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC, and was completed on October 2, 2009.  Armor acquired 1,892 shares of Issuer Common Stock pursuant to the terms of the Tender Offer.

Additional Purchases

Armor and Société Générale (“SG”) entered into a letter agreement dated as of August 15, 2011 (the “2011 Master Confirmation”), pursuant to which Armor entered into a series of forward transactions with SG as described below (collectively, the “2011 Forward Transactions”).  The 2011 Forward Transactions settled on September 9, 2011 by delivery of an aggregate of 487,128 shares of Issuer Common Stock to Armor.

On August 15, 2011, Armor entered into a forward transaction with SG with respect to 36,307 shares of Issuer Common Stock at a forward price of $37.8189 per share.  On August 16, 2011, Armor entered into a forward transaction with SG with respect to 41,295 shares of Issuer Common Stock at a forward price of $37.9602 per share.  On August 18, 2011, Armor entered into a forward transaction with SG with respect to 105,763 shares of Issuer Common Stock at a forward price of $36.2699 per share.  On August 19, 2011, Armor entered into a forward transaction with SG with respect to 92,546 shares of Issuer Common Stock at a forward price of $35.7179 per share.  On August 22, 2011, Armor entered into a forward transaction with SG with respect to 76,370 shares of Issuer Common Stock at a forward price of $35.6846 per share.  On August 23, 2011, Armor entered into a forward transaction with SG with respect to 35,175 shares of Issuer Common Stock at a forward price of $36.2035 per share.  On August 24, 2011, Armor entered into a forward transaction with respect to 8,755 shares of Issuer Common Stock at a forward price of $36.8587 per share.  On August 25, 2011, Armor entered into a forward transaction with respect to 30,435 shares of Issuer Common Stock at a forward price of $37.1199 per share.  On August 26, 2011, Armor entered into a forward transaction with respect to 24,965 shares of Issuer Common Stock at a forward price of $37.6215 per share.  On September 2, 2011, Armor entered into a forward transaction with respect to 35,517 shares of Issuer Common Stock at a forward price of $37.9269 per share.

Page 8 of 17 Pages

Armor may acquire additional shares of Issuer Common Stock, including through open market purchases, privately and/or by entering into forward transactions.  The timing and amount of such acquisitions will depend on Armor’s ongoing evaluation of AWI, prevailing market and economic conditions and/or other investment considerations.  Armor’s acquisitions of additional shares of Issuer Common Stock is subject to the provisions of the Shareholders’ Agreement and applicable legal restrictions.

Sales

On November 7, 2012, Armor and the Trust, in their capacity as selling shareholders, entered into an underwriting agreement attached hereto as Exhibit 12 (the “Underwriting Agreement”) with the Issuer and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the underwriters named on Schedule II thereto (the “Underwriters”), pursuant to which Armor agreed to sell 1,183,591 shares of Issuer Common Stock (or 1,361,130 shares of Issuer Common Stock if the Underwriters exercised in full their option to purchase an additional 177,539 shares of Issuer Common Stock) and the Trust agreed to sell 4,016,409 shares of Issuer Common Stock (or 4,618,870 shares of Issuer Common Stock if the Underwriters exercised in full their option to purchase an additional 602,461 shares of Issuer Common Stock), in each case for a cash purchase price of $48.96 per share and pursuant to the Issuer’s registration statement on Form S-3 (File No. 333-179711) (such registered offering, the “November 2012 Sale”).  The November 2012 Sale closed on November 14, 2012.

Shareholders’ Agreement

On the Closing Date, simultaneously with the purchase and sale of the Initial Investment, Armor and the Trust entered into a Shareholders’ Agreement attached hereto as Exhibit 6 (the “Shareholders’ Agreement”), which provides for certain rights and obligations between the parties thereto.

Composition of AWI’s Board of Directors

The full text of the description under the heading Shareholders’ Agreement—Composition of AWI’s Board of Directors in Section 12 (“Relationships, Agreements and Transactions with AWI or Its Affiliates; Plans for AWI”) of the Offer to Purchase included as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”) is hereby incorporated herein by this reference, except as modified by the following two paragraphs.

In connection with the November 2012 Sale, Armor and the Trust entered into a waiver agreement attached hereto as Exhibit 11 (the “Waiver Agreement”) that waives, effective as of November 5, 2012, certain conditions in the Shareholders’ Agreement.  The Waiver Agreement provides that, solely for purposes of Section 3.1(a) of the Shareholders’ Agreement, in the event that Armor sells or otherwise disposes of a portion, but not all, of the Armor Shares (either in coordination with a sale or other disposition by the Trust of any of its Issuer Common Stock or with the express prior written consent of the Trust) and (i) at the time of such sale or disposition Armor shall have the right to designate two Investor Directors (as defined in the Shareholders’ Agreement), then immediately prior to such sale or disposition (a) the Two Director Threshold (as defined in the Shareholders’ Agreement) shall be reduced to the number of shares of Issuer Common Stock that would be owned of record and beneficially by Armor immediately following and after giving effect to such sale or disposition, and (b) the One Director Threshold (as defined in the Shareholders’ Agreement) shall be reduced to the number of shares of Issuer Common Stock that is equal to one-half of the Two Director Threshold as reduced pursuant to the immediately preceding clause (a) (rounded to the nearest whole number); or (ii) at the time of such sale or disposition Armor shall have the right to designate one Investor Director, then immediately prior to such sale or disposition the One Investor Threshold shall be reduced to the number of shares of Issuer Common Stock that would be owned of record and beneficially by TPG immediately following and after giving effect to such sale or disposition.

The Waiver Agreement also provides that Section 4.3 of the Shareholders’ Agreement shall cease to be of any legal force or effect as of the consummation of the November 2012 Sale.

Page 9 of 17 Pages

Charter Amendments

The TPG Partners agreed in an Undertaking delivered to AWI dated August 10, 2009, pursuant to a Non-Disclosure Agreement attached hereto as Exhibit 3, dated July 30, 2009, by and between TPG Capital, L.P. (“TPG Capital”) and AWI (the “NDA”), that for a period of two years following the Closing Date the TPG Partners will not vote to modify or amend certain provisions of AWI’s Charter. The NDA was entered into as a condition of the Issuer permitting TPG Capital to conduct diligence in connection with a possible investment and, as a condition of such diligence, required such Undertaking to be delivered as a condition to TPG being permitted to purchase the Initial Shares.  The restriction on the TPG Partners’ ability to vote to modify or amend certain provisions of AWI’s Charter has expired.

Temporary Restrictions on the Trust’s Right to Vote in Favor of Certain Business Combinations

Under the Shareholders’ Agreement, for 24 months following the Closing Date, the Trust will take all necessary actions to oppose and not otherwise support or facilitate certain types of mergers, consolidations, share exchanges, tender offers and other business combination transactions, unless certain conditions set forth in the Shareholders’ Agreement are met.  This obligation under the Shareholders’ Agreement has expired.

Certain Temporary Restrictions on Additional Purchases

Under the NDA, subject to certain exceptions, TPG Capital agreed with AWI that it and its affiliates would not acquire additional shares of Issuer Common Stock for a period of 270 days following the Closing Date other than the purchase of up to 4,435,935 shares from non-Trust shareholders pursuant to the Tender Offer or following its completion, or the purchase of shares pursuant to a tender offer for all outstanding shares, or the purchase of additional shares from the Trust in the event the Trust sells shares as a result of a bona fide financial emergency on the part of the Trust. In the Shareholders’ Agreement, the Trust has agreed with the TPG Partners that it will not sell additional shares of Issuer Common Stock for a period of 270 days following the Closing Date except in the case of a bona fide financial emergency.  The foregoing temporary restrictions on additional purchases have expired.

Other Rights

The Shareholders’ Agreement includes certain reciprocal and customary shareholder agreement provisions, including a right of first offer on certain sales of Issuer Common Stock by either party and tag-along rights in the event of certain sales to third parties. The Trust has agreed to transfer to the TPG Partners its registration rights under an existing agreement with the Issuer to the extent they relate to the Initial Shares or to any shares of Issuer Common Stock delivered to TPG Partners from the Trust in the event of physical settlement under the Confirmation.  The TPG Partners agreed that, for a period of eighteen months following the Closing Date (which period has expired), under certain circumstances, if the TPG Partners would sell any of the Initial Shares, they would make a payment to the Trust of one half of any net profit on the sale.

General

In addition to the foregoing, each Reporting Person, at any time and from time to time may directly or indirectly acquire additional shares of Issuer Common Stock, economic interests in the shares of Issuer Common Stock or associated rights or securities exercisable for or convertible into shares of Issuer Common Stock, or dispose of some or all of its shares of Issuer Common Stock, based upon its ongoing evaluation of AWI, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations and subject to the provisions of the Shareholders’ Agreement, the NDA and applicable legal restrictions.  In connection with the Reporting Persons’ evaluation of the dividend policy of AWI, the Reporting Persons will take into account AWI’s capital structure and liquidity needs as part of their consideration of the best interests of AWI, and subject to such best interests, may also consult with the Trust regarding its liquidity considerations.

Page 10 of 17 Pages

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed on Schedules I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4 (a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

References to and descriptions of the Purchase and Sale Agreement, the Shareholders’ Agreement, the Confirmation, the NDA, the Charter, the Schedule TO, the Offer to Purchase, the 2011 Master Confirmation, the Underwriting Agreement and the Waiver Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Purchase and Sale Agreement attached hereto as Exhibit 2, the Shareholders’ Agreement attached hereto as Exhibit 6, the Confirmation attached hereto as Exhibit 7, the NDA attached hereto as Exhibit 3, the Charter attached hereto as Exhibit 4, the Schedule TO, the Offer to Purchase attached hereto as Exhibit 9 (including, without limitation, Sections 11 and 12 thereof), the Waiver Agreement attached hereto as Exhibit 11 and the Underwriting Agreement attached hereto as Exhibit 12 and each is incorporated herein by this reference.

Item 5.                 Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 4 is incorporated herein by reference.

(a)-(b)  The following disclosure assumes that there are 58,822,531 shares of Issuer Common Stock outstanding as of October 23, 2012, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, which was filed with the SEC on October 29, 2012.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own (i) 6,305,429 shares of Issuer Common Stock directly held by Armor, which constitute approximately 10.7% of the outstanding shares of Issuer Common Stock and (ii) 25,965,071 shares of Issuer Common Stock directly held by the Trust, which are subject to the Shareholders’ Agreement, and which constitute approximately 44.1% of the outstanding shares of Issuer Common Stock.

Further, the Reporting Persons and the Trust will be deemed members of a group and therefore each will be deemed to beneficially own the other’s shares of Issuer Common Stock.  The Reporting Persons disclaim beneficial ownership of the Trust Shares except to the extent of their pecuniary interest therein.

The following information regarding the Trust and its trustees is based solely on information provided by the Trust:

The Trust is a trust organized under the laws of Delaware established for the purpose of satisfying asbestos-related injury claims of the Issuer. The Trust’s principal offices are located at 818 N. Washington Street, Wilmington, Delaware 19801-1510, Attention: Harry Huge, Managing Trustee. The Trust has not been convicted in a criminal proceeding in the last five years. During the last five years, the Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Trust being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The trustees of the Trust are as follows: Anne M. Ferrazi of 11923 Winwood Lane, Houston, Texas 77024, Harry Huge of The Huge Law Firm PLLC, 25 East Battery Street, Charleston, South Carolina 29401 and Richard Nelville, whose primary business address is 71 S. Wacker Drive, Suite 3090, Chicago, Illinois 60606. Ms. Ferrazi serves as trustee to numerous personally injury trusts similar to the Trust. Mr. Huge is an attorney with The Huge Law Firm PLLC. Mr. Neville is a mediator with JAMS, the largest private alternative dispute resolution (ADR) provider in the world. None of the aforementioned trustees have been convicted in a criminal proceeding or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All three trustees are citizens of the United States of America.

Page 11 of 17 Pages

(c) Except as set forth in Item 3 and this Item 5, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto, has engaged in any transaction during the past 60 days involving any shares of Issuer Common Stock.

(d) Other than the Reporting Persons, except as set forth in Item 4, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares Issuer Common Stock referred to in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibits
1.
Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act, dated as of July 3, 2008, by and among TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors IV, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors II, Inc., Tarrant Advisors, Inc., Tarrant Capital Advisors, Inc., TPG Asia Advisors II, Inc., TPG Asia Advisors V, Inc., TPG Olympic
Advisors, Inc., David Bonderman and James G. Coulter (incorporated by reference to Exhibit 1 to the Schedule 13D filed on August 10, 2009 by TPG Advisors V, Inc., David Bonderman and James G. Coulter).

2.
Purchase and Sale Agreement, dated as of August 10, 2009, by and between TPG Partners V, L.P., TPG Partners VI, L.P.  and Armstrong World Industries, Inc.  Asbestos Personal Injury Settlement Trust, including, as Exhibit A, Form of Shareholders’ Agreement, to be entered into by and among TPG Partners V, L.P., TPG Partners VI, L.P., and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust, as Exhibit B, Form of Prepaid Share Forward Confirmation, to be entered into by and among TPG Partners V, L.P., TPG Partners VI, L.P. and Armstrong World Industries, Inc.  Asbestos Personal Injury Settlement Trust, and as Exhibit C, Form of Collateral Annex, to be entered into by and among TPG Partners V, L.P., TPG Partners VI, L.P. and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (incorporated by reference to Exhibit 2 to the Schedule 13D filed on August 11, 2009 by TPG Advisors V, Inc., TPG Advisors VI, Inc., David Bonderman and James G. Coulter).

3.
Non-Disclosure Agreement, dated as of July 30, 2009, by and between Armstrong World Industries, Inc. and TPG Capital, L.P., including Form of Undertaking delivered as of August 10, 2009 (incorporated by reference to Exhibit 3 to the Schedule 13D filed on August 11, 2009 by TPG Advisors V, Inc., TPG Advisors VI, Inc., David Bonderman and James G. Coulter).

4.
Amended and Restated Articles of Incorporation of Armstrong World Industries, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by Armstrong World Industries, Inc. with the SEC on October 2, 2006).

Page 12 of 17 Pages

5.
Text of Press Release issued on August 11, 2009 (incorporated by reference to Exhibit 5 to the Schedule 13D filed on August 11, 2009 by TPG Advisors V, Inc., TPG Advisors VI, Inc., David Bonderman and James G. Coulter).

6.
Shareholders’ Agreement dated as of August 28, 2009 by and between Armor TPG Holdings LLC and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed on September 3, 2009 by Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.).

7.
Prepaid Share Forward Confirmation dated as of August 28, 2009 by and between Armor TPG Holdings LLC and Armstrong World Industries, Inc.  Asbestos Personal Injury Settlement Trust (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed on September 3, 2009 by Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.).

8.
Collateral Annex dated as of August 28, 2009 by and between Armor TPG Holdings LLC and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed on September 3, 2009 by Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.).

9.
Offer to Purchase for Cash up to 4,435,935 Shares of Common Stock of Armstrong World Industries, Inc. at $22.31 Net Per Share by Armor TPG Holdings LLC (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed on September 3, 2009 by Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.)

10.
Text of Press Release issued on September 3, 2009 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed on September 3, 2009 by Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.).

11.
Waiver Agreement, effective as of November 5, 2012, by and between the Trust and Armor (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Armstrong World Industries, Inc. with the SEC on November 6, 2012).

12.
Underwriting Agreement, dated November 7, 2012, among the Issuer, the Trust, Armor and Merrill, Lynch, Pierce, Fenner & Smith Incorporated as representative of the Underwriters (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by Armstrong World Industries, Inc. with the SEC on November 14, 2012).

Page 13 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	November 15, 2012

TPG ADVISORS VI, INC.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Bonderman on July 26, 2010 (SEC File No. 005-43571).

(2)
Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Coulter on July 26, 2010 (SEC File No. 005-43571).

Page 14 of 17 Pages

Schedules.                      Directors and Executive Officers.

SCHEDULE I

The names of the directors and the names and titles of the executive officers of Advisors VI and their principal occupations are set forth below.  Each occupation set forth opposite an individual’s name refers to Advisors VI, and each individual is a United States citizen.

Name	Position	Address
David Bonderman	Chairman of the Board, President	301 Commerce Street Suite 3300 Fort Worth, TX 76102
James G. Coulter	Director, Vice President	301 Commerce Street Suite 3300 Fort Worth, TX 76102
John E. Viola	Vice President, Treasurer	301 Commerce Street Suite 3300 Fort Worth, TX 76102
Ronald Cami	Vice President, Secretary	301 Commerce Street Suite 3300 Fort Worth, TX 76102
Jonathan J. Coslet	Vice President	301 Commerce Street Suite 3300 Fort Worth, TX 76102
David C. Reintjes	Chief Compliance Officer, Assistant Secretary	301 Commerce Street Suite 3300 Fort Worth, TX 76102
G. Douglas Puckett	Assistant Treasurer	301 Commerce Street Suite 3300 Fort Worth, TX 76102
Steven A. Willmann	Assistant Treasurer	301 Commerce Street Suite 3300 Fort Worth, TX 76102

Page 15 of 17 Pages

INDEX TO EXHIBITS

1.
Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act, dated as of July 3, 2008, by and among TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors IV, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors II, Inc., Tarrant Advisors, Inc., Tarrant Capital Advisors, Inc., TPG Asia Advisors II, Inc., TPG Asia Advisors V, Inc., TPG Olympic
Advisors, Inc., David Bonderman and James G. Coulter (incorporated by reference to Exhibit 1 to the Schedule 13D filed on August 10, 2009 by TPG Advisors V, Inc., David Bonderman and James G. Coulter).

2.
Purchase and Sale Agreement, dated as of August 10, 2009, by and between TPG Partners V, L.P., TPG Partners VI, L.P.  and Armstrong World Industries, Inc.  Asbestos Personal Injury Settlement Trust, including, as Exhibit A, Form of Shareholders’ Agreement, to be entered into by and among TPG Partners V, L.P., TPG Partners VI, L.P., and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust, as Exhibit B, Form of Prepaid Share Forward Confirmation, to be entered into by and among TPG Partners V, L.P., TPG Partners VI, L.P. and Armstrong World Industries, Inc.  Asbestos Personal Injury Settlement Trust, and as Exhibit C, Form of Collateral Annex, to be entered into by and among TPG Partners V, L.P., TPG Partners VI, L.P. and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (incorporated by reference to Exhibit 2 to the Schedule 13D filed on August 11, 2009 by TPG Advisors V, Inc., TPG Advisors VI, Inc., David Bonderman and James G. Coulter).

3.
Non-Disclosure Agreement, dated as of July 30, 2009, by and between Armstrong World Industries, Inc. and TPG Capital, L.P., including Form of Undertaking delivered as of August 10, 2009 (incorporated by reference to Exhibit 3 to the Schedule 13D filed on August 11, 2009 by TPG Advisors V, Inc., TPG Advisors VI, Inc., David Bonderman and James G. Coulter).

4.
Amended and Restated Articles of Incorporation of Armstrong World Industries, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by Armstrong World Industries, Inc. with the SEC on October 2, 2006).

5.
Text of Press Release issued on August 11, 2009 (incorporated by reference to Exhibit 5 to the Schedule 13D filed on August 11, 2009 by TPG Advisors V, Inc., TPG Advisors VI, Inc., David Bonderman and James G. Coulter).

6.
Shareholders’ Agreement dated as of August 28, 2009 by and between Armor TPG Holdings LLC and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed on September 3, 2009 by Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.).

7.
Prepaid Share Forward Confirmation dated as of August 28, 2009 by and between Armor TPG Holdings LLC and Armstrong World Industries, Inc.  Asbestos Personal Injury Settlement Trust (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed on September 3, 2009 by Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.).

Page 16 of 17 Pages

8.
Collateral Annex dated as of August 28, 2009 by and between Armor TPG Holdings LLC and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed on September 3, 2009 by Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.).

9.
Offer to Purchase for Cash up to 4,435,935 Shares of Common Stock of Armstrong World Industries, Inc. at $22.31 Net Per Share by Armor TPG Holdings LLC (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed on September 3, 2009 by Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.)

10.
Text of Press Release issued on September 3, 2009 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed on September 3, 2009 by Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.).

11.
Waiver Agreement, effective as of November 5, 2012,  by and between the Trust and Armor (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Armstrong World Industries, Inc. with the SEC on November 6, 2012).

12.
Underwriting Agreement, dated November 7, 2012, among the Issuer, the Trust, Armor and Merrill, Lynch, Pierce, Fenner & Smith Incorporated as representative of the Underwriters (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by Armstrong World Industries, Inc. with the SEC on November 14, 2012).

Page 17 of 17 Pages